84 2317

02030093

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3-27-02

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

THROUGH March 27, 2002

(Commission File No. 001-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 27, 2002

BRASIL TELECOM S.A.

By: ______________________

Name: Carla Cico

Title: President and Chief Executive Officer

Signature Page for Form 6-K.

BRASIL TELECOM S.A.
Rodrigo Panico
Advogado
DEPT. JURIDICO

Eliana Soares Rodrigues
Relações com Investidores
Gerente
Brasil Telecom S/A.

EXHIBIT #1

BrasilTelecom

BRASIL TELECOM S.A.
Publicly Traded Company
CNPJ/MF N° 76.535.764/0001-43
NIRE N° 53 3 0000622 9

MATERIAL FACT

BRASIL TELECOM S.A. ("Company") (NYSE: BTM, BOV: TEPR3/TEPR4) informs its shareholders and the public in general that the Board of Directors has approved, on March 27, 2002, that the Company joins the Level 1 Corporate Governance Classification at Bolsa de Valores de São Paulo - Bovespa.

Brasil Telecom S.A. and its holding company Brasil Telecom Participações S.A. will be the first companies in the telecommunications sector to adopt the Differentiated Practices of Corporate Governance – Level 1, reinforcing its policy of transparency and focus on shareholders' value.

Brasília, March 27, 2002.

Carla Cico
Investor Relations Officer
BRASIL TELECOM S.A.